Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2006

Mr. Robert J. Hugin
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

      Re: Celgene Corporation
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 000-16132

Dear Mr. Hugin:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Joseph J. Roesler
                    Accounting Branch Chief